



VR 4-1-04

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 30 2004 WASHINGTON DC 181 SECTION

SEC FILE NUMBER
8- 52181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trinix Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3419A Via Monte Verde
(No and Street)

Encinitas (City) CA (State) 92024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David J. Laurent (212) 514-5411
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, C.P.A - An Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

9010 Corbin Avenue Suite 7 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David J. Laurent, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trinix Securities, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of CALIFORNIA
County of SAN Diego
Subscribed and sworn (or affirmed) to before me this 29 day of MAR, 2004

Stephanie Neill
Notary Public

Signature

Chief Executive Officer
Title

STEPHANIE NEILL
COMM. #1441044
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
My Comm. Expires September 23, 2007
BCT 6

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


MAR 3 0 2004

Trinix Securities, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2003


KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Trinix Securities, LLC

I have audited the accompanying statement of financial condition of Trinix Securities, LLC as of December 31, 2003, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trinix Securities, LLC as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 30, 2004

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Trinix Securities, LLC
Statement of Financial Condition
December 31, 2003

Assets

Commissions receivable	$ 285,456
Marketable securities, at market value	309,298
Property, equipment, and leasehold improvements, net of $143,657 accumulated depreciation	172,682
Organization costs, net of $3,778 accumulated amortization	16,222
Prepaid expenses	12,049
Total assets	$ 795,707

Liabilities and Members' equity

Liabilities

Bank overdrafts	$ 115,895
Accounts payable	154,398
Commissions payable	97,201
Securities sold, not yet purchased, at fair market value	16,216
Total liabilities	383,710
Members' equity	411,997
Total liabilities and members' equity	$ 795,707

The accompanying notes are an integral part of these financial statements.

Trinix Securities, LLC
Statement of Income
For the year ended December 31, 2003

Revenue	
Commissions	$ 3,481,038
Trading income	1,504,171
Interest and dividend	5,350
Other	199,647
Total revenue	5,190,206
Expenses	
Commissions, trading fees and floor brokerage	2,206,284
Employee compensation and benefits	785,589
Communications	198,245
Occupancy	40,808
Taxes, other than income taxes	60,067
Other operating expenses	857,628
Total expenses	4,148,621
Net income	$ 1,041,585

The accompanying notes are an integral part of these financial statements.

Trinix Securities, LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2003

	Class A	Class B	Total
Members' equity at January 1, 2003	$ 45,389	$ 321,452	$ 366,841
Share of net income	122,473	919,112	1,041,585
Members' contributions	–	472,972	472,972
Members' distributions	(210,000)	(1,259,401)	(1,469,401)
Members' equity at December 31, 2003	$ (42,138)	$ 454,135	$ 411,997

The accompanying notes are an integral part of these financial statements.

Trinix Securities, LLC
Statement of Cash Flows
For the year ended December 31, 2003

Cash flows from operating activities:		
Net income		$ 1,041,585
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 60,845	
Amortization	1,334	
(Increase) decrease in:		
Marketable securities	(246,186)	
Prepaid expenses	(2,905)	
Commissions receivable	(27,733)	
(Decrease) increase in:		
Accounts payable	(43,305)	
Bank overdrafts	115,895	
Securities sold, not yet purchased, at fair market value	6,849	
Commission payable	97,201	
Total adjustments		(38,005)
Net cash provided by operating activities		1,003,580
Cash flows from investing activities:		
Purchase of property & equipment	(9,954)	
Net cash used in investing activities		(9,954)
Cash flows from financing activities:		
Repayment of capital lease payable	(26,506)	
Members' contributions, class B	472,972	
Members' distributions, class B	(1,259,401)	
Members' distributions, class A	(210,000)	
Net cash used in financing activities		(1,022,935)
Net decrease in cash and cash equivalents		(29,309)
Cash and cash equivalents at beginning of year		29,309
Cash and cash equivalents at end of year		$ -

The accompanying notes are an integral part of these financial statements.

Note 1: <u>GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

General

Trinix Securities, LLC (the "Company"), was incorporated in the State of Delaware on July 25, 2000. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"), and the Securities Investors Protection Corporation ("SIPC").

The Company does not hold customer securities. Its principal business activity is electronic day trading of listed and over-the-counter equities and option contracts for its members.

The Company has two classes of Members' interests: Class A interests and Class B interests. Only Class A members participate in the management functions in the business of the Company. Class B members are non-managing member.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial. Commissions income, trading income and expenses are recorded on a trade date basis.

Advertising costs are included in other operating expenses and expensed as incurred.

The Company's investments in marketable securities are held principally for the purpose of selling in the near term, and are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Property, equipment and leasehold improvements are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property, equipment and leasehold improvements are depreciated over their estimated useful lives ranging from five (5) to (7) years by the straight line method.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Organization costs are being amortized on a straight-line basis over 15 years. Amortization expense related to these costs was $1,334 for the year ended December 31, 2003.

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no impact on previously reported results of operations or stockholder's equity.

Note 2: MARKETABLE SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchase, consist of trading securities at market value, as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$ 309,298	$ 16,216

Mark to market accounting is used for purposes of determining unrealized gain/loss on security positions in proprietary trading and investment accounts. Unrealized gains and losses are reflected in trading income.

Note 3: PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Property, equipment and leasehold improvements are recorded at cost and consist of the following:

		Depreciable Life Years
Equipment	$ 222,244	5
Furniture & fixtures	43,758	7
Computers	16,977	3
Leasehold improvements	33,360	5
Subtotal	316,339	
Less: accumulated depreciation	(143,657)	
Property, equipment & leaseholds, net	172,682	

Depreciation expense for the year ended December 31, 2003 was $60,845.

Trinix Securities, LLC
Notes to Financial Statements
December 31, 2003

Note 4: INCOME TAXES

The Company, with the consent of its Members, has elected to be a Limited Liability Company. For taxes purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 5: RENT EXPENSE

Current year rent expense consists of the following:

Office rent	$ 40,808

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, the FASB issued Interpretation 46, *Consolidation of Variable Interest Entities*. In general, a variable interest entity is a corporation, partnership, trust, or any legal structure used for business purposes that either (a) does not have interest entity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to transactions entered into prior to February 1, 2003 in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of the Interpretation on July 1, 2003 did not have a material impact on the Company's financial statements.

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

In May 2003, The FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristic of both Liabilities and Equity*. The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer clarify a financial instrument that is within its scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

Note 7: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2003, the Company had net capital of $162,127, which was $62,127 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($383,710) to net capital was 2.37 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 8: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA

Net capital per unaudited schedule		$ 268,148
Adjustments:		
Members' equity	$ (12,319)	
Non-allowable assets	(91,180)	
Undue concentration	(2,522)	
Total adjustments		(106,021)
Net capital per audited statements		$ 162,127

Trinix Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2003

Computation of net capital

Members' equity	$ 411,997	
Total Members' equity		$ 411,997
Less: Non allowable assets		
Property, equipment, and leasehold improvements	(172,682)	
Prepaid expenses	(12,049)	
Organization costs	(16,222)	
Total non-allowable assets		(200,953)
Net capital before haircuts		211,044
Less: Haircuts and undue concentration		
Haircuts on marketable securities	(46,395)	
Undue concentration	(2,522)	
Total Haircuts and undue concentration		(48,917)
Net Capital		162,127

Computation of net capital requirements

Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 25,581	
Minimum dollar net capital required	100,000	
Net capital required (greater of above)		100,000
Excess net capital		$ 62,127
Ratio of aggregate indebtedness to net capital	2.37: 1	

There was a material difference of $106,021 in the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2003 (See note 8)

Trinix Securities, LLC
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2003

A computation of reserve requirement is not applicable to Trinix Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Trinix Securities, LLC
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2003

Information relating to possession or control requirements is not applicable to Trinix Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Trinix Securities, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2003

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Trinix Securities, LLC

In planning and performing my audit of the financial statements and supplemental schedules of Trinix Securities, LLC for the year ended December 31, 2003, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Trinix Securities, LLC including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 30, 2004